As filed with the Securities and Exchange Commission on March 14, 2024
Registration No. 333-269416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Cohen & Steers Income Opportunities REIT, Inc.
(Exact Name of Registrant as Specified in Governing Instruments)

1166 Avenue of the Americas
New York, NY 10036
(212) 832-3232
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cohen & Steers Capital Management, Inc.
Francis C. Poli
1166 Avenue of the Americas
New York, NY 10036
(212) 832-3232
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:
Rajib Chanda
Ryan Bekkerus
Benjamin Wells
Simpson Thacher & Bartlett LLP
425 Lexington Avenue New York,
New York 10017
(212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-269416
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-269416) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 36. Financial Statements and Exhibits
(b) Exhibits.

21.1	Subsidiaries (filed as Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed on March 14, 2024 and incorporated herein by reference)
23.1	Consent of Deloitte & Touche LLP (filed herewith)

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on March 14, 2024.
Cohen & Steers Income Opportunities REIT, Inc.

By:	/s/ James S. Corl
Name:	James S. Corl
Title:	Chief Executive Officer & Chief Investment Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date
/s/ James S. Corl	Chief Executive Officer & Chief Investment Officer	March 14, 2024
James S. Corl	(principal executive officer)

/s/ Arjun Mahalingam	Chief Financial Officer & Treasurer	March 14, 2024
Arjun Mahalingam	(principal financial officer and principal accounting officer)

*	Chairperson of the Board	March 14, 2024
Robert H. Steers

*	Director	March 14, 2024
Joseph M. Harvey

*	Independent Director	March 14, 2024
Dana Roffman

*	Independent Director	March 14, 2024
John W. Thiel

*	Independent Director	March 14, 2024
W. Edward Walter

*By:	/s/ Arjun Mahalingam
Arjun Mahalingam
Attorney-in-fact